Attorneys At Law 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

William J. Kotapish Of Counsel (202) 965-8154-Direct Dial Wkotapish@carltonfields.com	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando
April 20, 2022	Tallahassee Tampa Washington, DC West Palm Beach

Alberto Zapata

Division of Investment Management

Office of Disclosure Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	Farmers Variable Life Separate Account A Post-Effective Amendment No. 15 filed February 15, 2022 (File No. 333-149540) (the “Amendment”)

Dear Mr. Zapata:

On behalf of Farmers New World Life Insurance Company (“Farmers”) and its Farmers Variable Life Separate Account A, we are responding to the Commission staff comments that you provided to us orally on April 4, 2022 in connection with the above-captioned Amendment.

Each of the comments is restated below followed by Farmers’ response.

Statutory Prospectus

COMMENT 1:  Please confirm that the electronic version of the prospectus will hyperlink cross-references in the “Key Information” table to the relevant locations in the prospectus.

RESPONSE: Confirmed.

COMMENT 2: Under “Transaction Charges” in the Key Information table, indent and add bullet points in front of the following sentences:

•	A premium expense charge will be deducted upon the payment of each premium.

•	A partial surrender processing fee will be deducted upon any partial surrender.

•	A transfer fee may be deducted upon transfers into or out of a variable subaccount (or the fixed account) after you have made more than 12 such transfers in a year.

•	A fee may be charged upon request for an additional annual report.

RESPONSE: The suggested change has been made.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Alberto Zapata

April 20, 2022

COMMENT 3:  In “Ongoing Fees and Expenses (annual charges)” in the Key Information table, please provide the minimum and maximum annual fees for investment options (portfolio fees and expenses) in advance of effectiveness.

RESPONSE: The minimum and maximum expense information is included in the black-lined copy of the registration statement provided to the staff with this response letter.

COMMENT 4: In “Insurance Company Risks” in the Key Information table, provide a URL to Farmers’ website.

RESPONSE: Comment complied with.

COMMENT 5: Under “Transaction Fees” in the Fee Table, separate “Sales Expense” and “Premium Taxes” into two rows, and delete the “Total” line item.

RESPONSE: Comment complied with

COMMENT 6: Relocate the row captioned “Administrative Expenses” under “Periodic Charges Other than Annual Portfolio Company Expenses,” in the “Fee Table,” so that it is located after the row captioned “Mortality and Expense Risk Fees.”

RESPONSE: Comment complied with.

COMMENT 7: Consider whether “Monthly Underwriting and Sales Expense Charge” should be considered a transactional fee or periodic charge and move it if appropriate.

RESPONSE: The Monthly Underwriting and Sales Expense Charge is a periodic charge that is deducted monthly during the first 5 policy years after the Issue Date. Accordingly, we believe it is appropriately located in the table “Periodic Charges Other Than Annual Portfolio Company Expenses.”

COMMENT 8: Instructions 3(b)(i) and 3b(ii) to Item 4 of Form N-6 provide as follows:

(i) In disclosing cost of insurance or other charges that depend on investor characteristics for a representative investor, the Registrant should assume characteristics (e.g., sex, age, and rating classification) that are fairly representative of actual or expected Contract sales, and describe these characteristics in the sub-caption for the charge (e.g., “charge for a 40year-old non-smoking female”). The rating classification used for the representative investor should be the classification with the greatest number of outstanding Contracts (or expected Contracts in the case of a new Contract), unless this rating classification is not fairly representative of actual or expected Contract sales. In this case, the Registrant should use a commonly used rating classification that is fairly representative of actual or expected Contract sales.

(ii) The Registrant may supplement this disclosure of the minimum charges, maximum charges, and charges for a representative investor with additional disclosure immediately following the fee table. For example, the additional disclosure may include an explanation of the factors that affect the cost of insurance or other charge or tables showing the cost of insurance or other charge for a spectrum of representative investors.

Alberto Zapata

April 20, 2022

In light of these instructions, explain why the assumed characteristics are different across footnotes 6, 7, 9, 10, 11, 12, and 13.

RESPONSE: The charges for the Base Policy, e.g., cost of insurance, and for specific Policy features, e.g., Accidental Death Benefit rider, are determined with reference to factors relevant to the specific coverage. For example, the maximum charge for cost of insurance is based on a male Insured, at Attained Age 99, in the nicotine underwriting class, whereas the maximum charge for the accidental death benefit rider is based on a male Insured at Attained Age 69 with a table rating of H. These differences are appropriate because they reflect the highest attained age before the maturity of the base policy (at attained age 100) and the termination of the Accidental Death Benefit rider (at attained age 70). The cost of insurance continues to rise with attained age and is higher for nicotine users (based on actuarial experience). Similarly, occupation and/or avocation (e.g., skydiving) are important considerations for the likelihood of accidental death, and thus the pricing of the Accidental Death Benefit rider, in a way that differs from other contract features. Accordingly, we respectfully submit that the characteristics of insureds paying minimum/maximum fees are appropriately different for different contract features.

COMMENT 9: In the subsection “Risk of Lapse” under “Principal Policy Risks,” expand upon the sentence “However, paying the minimum Premiums for the Policy will not necessarily keep your Policy in force” by providing an explanation for why this could happen, or a cross-reference to where this is explained elsewhere in the prospectus.

RESPONSE: Disclosure has been added explaining that poor investment performance and/or partial surrenders could result in a lapse of a Policy, notwithstanding payment of minimum Premiums.

COMMENT 10: Consider whether loan interest rates identified in the subsection “Loan Risks” under the “Principal Policy Risks” should be reflected in the Fee Table.

RESPONSE: A line item for loan interest rates has been added to the “Periodic Charges Other Than Annual Portfolio Company Expenses” section of the Fee Table.

COMMENT 11: The narrative introduction to the “Other Benefits Available Under the Policy” table should track the wording of the legend prescribed by Item 11 of Form N-6.

RESPONSE: Comment complied with.

COMMENT 12: In the “Other Benefits Available Under the Policy” table, change the heading of the first table from “Standard Benefits (No Additional Charge)” to “Optional Benefits with No Additional Charge. Similarly, change the name of the heading of the second table from “Optional Benefits” to “Optional Benefits with Additional Charge.”

RESPONSE: Comment complied with.

COMMENT 13: In “Appendix A: Portfolios Available Under the Policy,” please confirm that the URL provided in the first paragraph leads an investor directly to the Portfolio documents.

RESPONSE: Confirmed.

Alberto Zapata

April 20, 2022

COMMENT 14: Also in “Appendix A: Portfolios Available Under the Policy,” provide in the first paragraph an email address to which an investor can send a request for information about the Portfolios and their prospectuses.

RESPONSE: The email address has been added.

COMMENT 15: In the first paragraph of the prospectus’ back cover page, provide the URL to the insurer’s website where the SAI can be obtained.

RESONSE: The URL has been added.

Statement of Additional Information

COMMENT 16: On the front cover page of the SAI, the sentence “This Statement incorporates terms used in the current Prospectus for each Policy” is not necessary because the SAI has its own glossary.

RESPONSE: The sentence has been deleted.

COMMENT 17: On the front cover page of the SAI, regarding the sentence “This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectuses for your Policy and the Portfolios,” consider whether the reference to Prospectuses should be singular.

RESPONSE: The reference is plural because it also refers to the Portfolios’ prospectuses.

COMMENT 18: Consider whether “Dollar Cost Averaging” and “Automatic Asset Rebalancing Program” discussed in the SAI should be included in the “Other Benefits Available Under the Policy” section of the prospectus. If enrollment in these programs does not involve an additional fee, then the disclosure can remain in the SAI.

RESPONSE: As enrollment in “Dollar Cost Averaging” and “Automatic Asset Rebalancing” does not involve an additional fee, the descriptions of these programs will remain in the SAI.

Signature Page

COMMENT 19: Confirm that Jennie McGinnis, who listed as “Interim Chief Financial Officer and Interim Controller” on the signature page constitutes Farmers’ principal financial officer, as required by the Securities Act.

RESPONSE: Confirmed. The designation on the signature page for Post-Effective Amendment No. 16 will be changed to “Interim Principal Financial Officer and Interim Controller.”

Initial Summary Prospectus

COMMENT 20: Note that the applicable staff comments on the statutory prospectus apply as well to the ISP.

RESPONSE: Acknowledged.

Alberto Zapata

April 20, 2022

COMMENT 21: In the “Premiums” section, change the subheading “Purchasing a Policy” to “Buying the Policy” to track the headings prescribed by Rule 498A (b)(5)(v).

RESPONSE: The subheading has been changed as requested.

____________________________________________

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required financial statements and exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to me at 202-965-8154; Wkotapish@carltonfields.com.

Sincerely,

William J. Kotapish